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      April 27, 2020

       William Shawn Clark
       President and Chief Executive Officer
       Viabuilt Ventures, Inc.
       2475 N. John Young Parkway
       Orlando, FL 32804

                                                        Re: Viabuilt Ventures
Inc.
                                                            Form 8-K
                                                            Filed December 31,
2019
                                                            File No. 333-188753

       Dear Mr. Clark:

              We issued comments on the above captioned filing on January 27, 2020. On March 6,
       2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
       Pierce, Special Counsel at (202) 551-3754 with any questions.




      Sincerely,


      Division of Corporation Finance

      Office of Manufacturing